Exhibit 1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 — Fx. 416-979-5893 — www.denisonmines.com

PRESS RELEASE

DENISON MINES CORP. ANNOUNCES BOUGHT DEAL PRIVATE

PLACEMENT OF FLOW-THROUGH SHARES

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

October 5, 2012: Denison Mines Corp. (TSX:DML) (NYSE MKT:DNN) (“Denison” or the “Company”) is pleased to announce that it has entered into an agreement with certain underwriters pursuant to which the underwriters have agreed to act in connection with the offer and sale of 4,145,000 flow through shares (“Flow-Through Shares”) of Denison (the “Offering”) on a private placement basis. The Flow-Through Shares shall be offered at a price of $1.69 per share for aggregate gross proceeds of approximately $7.0 million.

The closing of the Offering is expected to occur on or about October 23, 2012 and is subject to the completion of formal documentation and receipt of regulatory approval, including the approval of the TSX.

The proceeds of the financing will be used to incur eligible Canadian Exploration Expenses (“CEE”) for purposes of the Income Tax Act (Canada), which will be renounced to the subscribers with an effective date no later than December 31, 2012. The funds are intended to be used to explore and advance the Wheeler River project in the Athabasca Region of Saskatchewan.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein in the United States. The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to the account or benefit of a U.S. person absent an exemption from the registration requirements of such Act.

About Denison - www.denisonmines.com

Denison Mines Corp. is a uranium exploration and development company with interests in exploration and development projects in Saskatchewan, Zambia and Mongolia. As well, Denison has a 22.5% ownership interest in the McClean Lake uranium mill, located in northern Saskatchewan, which is one of the world’s largest uranium processing facilities. Denison’s exploration project portfolio includes the world class Phoenix deposit located on its 60% owned Wheeler River project also in the Athabasca Basin region of Saskatchewan.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (DES) division. Denison is also the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(604) 689-7842
President and Chief Executive Officer

Steve Blower	(604) 689-7842
Vice President, Exploration

Jim Anderson	(416) 979-1991
Executive Vice President and CFO

Cautionary Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral resources; capital expenditure programs; estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium; possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral resources through acquisitions and development; and receipt of regulatory approvals, permits and licences and treatment under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2012, available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov, as well as the following: global financial conditions, the market price of Denison’s securities, volatility in market prices for uranium; ability to access capital, changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources and production; uncertainty as to reclamation and decommissioning liabilities; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to the expansion of nuclear energy and uranium mining; uranium industry competition and international trade restrictions; incorrect assessments of the value of acquisitions; property title risk; geological, technical and processing problems; the ability of Denison to meet its obligations to its creditors; actions taken by regulatory authorities with respect to mining activities; the potential influence of or reliance upon its business partners, and the adequacy of insurance coverage.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.